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The Brewer's Table

Austin, TX

- Equal parts **craft brewery** and **seasonal, locally sourced restaurant**
- **Oak barrel brewing** method brings tradition back to craft brews
- Owner Jake Maddux spotlighted as one of **Austin's key people to watch (http://spirits.blog.austin360.com/2015/12/30/jake-madduxs-the-brewers-table-coming-to-east-austin-next-year/)** in 2016
- Enrolled in the NextSeed Payment Automation Service (https://www.nextseed.co/about/faq/#what-is-the-payment-automation-service-inv)

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Investment Details

1.50x
Investment Multiple ⓘ

$2,000
Invested of $250,000 minimum

$100
Minimum Investment

Available
Bonus Rewards

56 days remaining

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Company Description

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"FOOD, BEER, HOSPITALITY AND COMMUNITY. WHAT WE ARE DOING ISN'T MEANT TO BE COMPLICATED. IT'S ACTUALLY RATHER SIMPLE. BUT SOMETIMES, THE SIMPLEST THINGS CAN BE THE MOST CHALLENGING AND REWARDING."

JAKE MADDUX,
THE BREWER'S TABLE

The Brewer's Table is bringing a new craft brewery and restaurant concept to Austin.

The "chef's table" has long been a part of restaurant culture – typically in the form of an exclusive area where friends, family and distinguished guests find a unique experience. The Brewer's Table is focused on bringing the best components of the chef's table to a new type of environment.

This will not be a brewery with food, nor a restaurant with beer, but an experience providing equal attention to both of these components. This attention to detail and balance will be carried throughout the space and service, bringing an elevated experience to Austin's beer scene.

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Brewer's Table - Interior

00:38

Renderings and floor plan presented in this offering may not reflect the final designs of The Brewers Table.

Taking inspiration from traditional methods of food and beer preparation, The Brewer's Table will create for modern-day Austin something so old, it's brand new. The food and beer programs share a common theme: oak. Seasonal, locally sourced ingredients cooked over wood and paired with fresh oak-fermented ales and lagers will create an entirely new experience for food and beer lovers. Bringing a new and unique perspective to the age-old tradition of food and drink, The Brewer's Table is the modern interpretation of the way things used to be.

The Brewer’s Table will be launched in East Austin, a creative district that is known as a craft brewery destination. Founder Jake Maddux (formerly of Thirsty Planet Brewing, New Belgium Brewing, and Anchor Brewing Co) is one of Austin’s most well-known personalities in the beer community. His partner Ali Sabzevari brings over a decade of additional finance, operations, and marketing expertise in the service industry, including prior operating roles at Craftsman Bar, Revival Cycles, and Helm Boots.

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(http://thirstyplanet.net/)



(http://www.anchorbrewing.com/)



(http://www.nickelandnickel.com/)



(http://www.saltandtime.com/)



(https://www.facebook.com/craftsmanbar)

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Learn more:









(http:// … TheBrewersTableAustin/)

Offering Summary

Issuer

Brewer’s Table – East Austin LLC ("The Brewer's Table")

Entity Type

Limited liability company

Principal Office

4715 East 5th St

Austin Texas 78702

Securities

Revenue Sharing Notes

Offering Amount

Minimum of $250,000 and a maximum of $300,000

Ownership % Represented by Securities

0%. Investors will not receive any equity interests in the Issuer or any voting or management rights with respect to the Issuer as a result of an investment in Securities.

Click here (https://www.sec.gov/cgi-bin/browse-edgar?action=getcompany&CIK=0001674180&owner=include&count=40) to view the Issuer's SEC Form C filing.

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Use of Proceeds

The Brewer's Table is raising a minimum of $250,000 and a maximum of $300,000 on NextSeed. Proceeds will be utilized to finance the construction and build-out of The Brewer's Table restaurant and brewery.



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B

Seating Count

bar	13
bar community	8
bar dining	12
dining booths	16
dining banquette	19
dining tables	40
dining community	12
private dining room	20
Subtotal Indoor	**140**
outdoor community	8
outdoor picnic tables	48
Subtotal Outdoor	**56**
TOTAL SEATING	**196**


private dining room
office
barrel storage

"Brewer's Table" Area


outdoor dining
service
dry storage
dish
ice
service
prep
booth dining
entry
host
bar dining
walk-in
line
expo
banquette dining
bar
beer walk-in
brewery
A
women
men
foeders storage
service
grain storage

Main Floor

Renderings and floor plan presented in this offering may not reflect the final designs of The Brewers Table.

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Key Terms

Minimum Investment

$100

Revenue Sharing Percentage

5.25% of each month's gross revenue

Investment Multiple

1.5x

Investors will each receive in the aggregate 1.5x their original investments, as a result of being paid their proportionate shares of the Issuer's gross revenue on a monthly basis.

Startup Period

Period from the closing through the 5th full month following the closing.

Payments

During the Startup Period, the Issuer will not make any payments. After the Startup Period, the Issuer will make monthly payments based on the relevant revenue sharing percentage.

Maturity

If the investors have not been paid in full within 48 months after the Startup Period, the Issuer is required to promptly pay the entire outstanding balance to the investors.

Security Interest

The Issuer will grant a second-lien security interest in all of its assets in favor of NextSeed for the benefit of the investors to secure the Issuer's obligations under the Securities.

For more information on the terms of the offering, see the Disclosure Statement.

Total Payment Calculator

Principal	Investment Multiple	Maturity*	Total Payment*
$100 	1.50x **Invest Now**	40 months	$150

This investment has a startup period during which no payments will be made. The first payment is not due until after the **fifth (5th)** full month following closing.

Revenue Sharing Summary*

Beginning after the 5th full month following the closing, the Issuer will share 5.25% of each month's gross revenue with the investors as a group until they are paid in full. Each investor will receive its proportionate share of the monthly payments made to the investors as a group.

EXAMPLE:

Gross revenue in month X
$200,000

Revenue sharing percentage
5.25%

Total payment for month X
$10,500

Assuming that the total amount raised through this offering is $250,000, and Investor A invested $2,500, Investor A would be entitled to receive 1.0% of the $10,500 shared with investors for month X. Therefore, **Investor A is paid $105.00 for month X**.

* The calculations above are illustrative examples only and may not reflect actual performance. The exact length of time that it will take the Issuer to pay each investor in full cannot be known in advance since the Issuer's actual revenues may differ from its reasonable forecasts. If any balance remains outstanding on the maturity date, the Issuer is contractually required to promptly pay the entire outstanding balance due to each investor. Payment is not guaranteed or insured and investors may lose some or all of the principal invested if the Issuer cannot make its payments.

Bonus Rewards

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Invest $100 or more

- Invite for 2 to The Brewer's Table Investor pre-opening party
- Commemorative glassware

Invest $500 or more

- Invite for 2 to The Brewer's Table Investor pre-opening party
- Commemorative glassware
- Complimentary TBT hat
- $50 gift card

Invest $1,000 or more

- Invite for 4 to The Brewer's Table Investor pre-opening party
- Commemorative glassware
- Complimentary TBT hat
- $100 gift card

Invest $2,500 or more

- Invite for 6 to The Brewer's Table pre-opening party

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- Commemorative glassware

- Complimentary TBT hat
- $250 gift card
- Invite for 2 to one pre-opening pop-up dinner
- 1-year membership to Cask & Coal Society - Cellerman's Level

Invest $5,000 or more

- **Everything from $2,500 level**
- Annual Brewers Day invite - private, full day event to learn all about wood-fermentation
- 1-year membership to Cask & Coal Society - Brewer's Level

Invest $10,000 or more

- **Everything from $5,000 level**
- Customized private event for up to 10 at The Brewer's Table mezzanine
- 1-year membership to Cask & Coal Society - Founder's Level

Invest $25,000 or more

- **Everything from $10,000 level**
- Naming one of the 7 American oak foudres (name subject to approval) - limited to first 7 individuals

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- Invite to attend Austin Beer Week with Jake Maddux as guest of The Brewer's Table ([austinbeerweek.com (http://austinbeerweek.com/)](http://austinbeerweek.com/)). Airfare and lodging included from anywhere in continental US. This will be a 7-day event including touring behind the scenes of Austin's rapidly growing Brewery industry; includes all meals and drinks.

- Lifetime membership to Cask & Coal Society - Founder's Level

CASK & COAL SOCIETY DETAILS

Membership will be on an annual basis and include the following perks at each level:

Cellarman's Level

- 1 complimentary house beer *every* visit!
- 10% discount on all purchases (including food, drink, merchandise; daily purchase limit of $200)

Brewer's Level

- 1 complimentary house beer on *every* visit!
- 20% discount on all purchases (including food, drink, merchandise; daily purchase limit of $200)
- Ability to purchase discounted tickets to The Brewer's Table ticketed events before general public

Founder's Level

- 1 complimentary house beer on *every* visit!
- 25% discount on all purchases (including food, drink, merchandise; daily purchase limit of $200)
- Preferred Reservations including The Brewer's Table mezzanine level
- Preferred entry to public events
- Ability to purchase discounted tickets to The Brewer's Table ticketed events before general public

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Business Model

The Brewer's Table will be open seven days a week for lunch and dinner. There will be 8-15 items on the food menu at an average price point of $12-$18. The food menu will be seasonal, local, and therefore, rotated. It will have a rustic theme focused on whole proteins, and reflect Texan and Mediterranean influences. The menu will make use of a custom-made wood-fired grill.

The style and layout of the brewing program could be taken straight out of the Belgian countryside. Utilizing primarily oak, the focus will be developing a beer program that can satisfy any palate. Using giant oak barrels/tanks called "puncheons" and "foudres" in addition to traditional oak barrels, The Brewer's Table will develop quick turnaround beers as well as complex beers reliant on the long-term souring that takes place in foudres. The on-premise brewing program for The Brewer's Table will focus on the old world art of oak barrel fermentation. Using a combination of different sizes and toasts of oak barrels and tanks, The Brewer's Table will create fresh beers brewed and fermented the way it's been done for thousands of years, but with modern day refrigeration.   Read More

For more detailed analysis, see the Disclosure Statement.

Location Analysis

For the fourth straight year, Forbes has ranked Austin, TX #1 in the list of the fastest cities in the United States, and the #1 "City to Watch."

Despite its explosive growth, the city has not lost its appreciation for high quality, locally sourced and locally produced craft products and services. The brewery and brewpub business is no exception and continues to thrive in the city of Austin. With over 30 brewery and brewpub locations within the city limits, the demand and appreciation for The Brewer's Table concept is clear (source: Piinpoint).

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The future site of The Brewer's Table is 4715 East 5th Street in Austin, located in the Govalle/Johnston Terrace neighborhood of East Austin. Govalle/Johnston Terrace is a rapidly developing area, hosting a vibrant and growing arts scene and has been called one of the top 5 neighborhoods for artists in the Austin area (source: backstage.com). The Canopy Arts Complex, a 40,000 square-foot facility offering more than 50 diverse artist studios (including multi-use and gallery spaces), is located less than one mile from The Brewer's Table.


Emma Long Metropolitan Park
West Lake Hills
Barton Creek
Lost Creek
Rollingwood
The University of Texas at Austin
Zilker Metropolitan Park
Daffan
Walter E. Long Metropolitan Park
Hornsby Bend
Sunset Valley
Austin-Bergstrom International Airport

Austin Breweries and Brew Pubs

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BT, Restaurants, Bars, thinkEast Art Center, Canopy Art Complex

For more detailed analysis, see the Disclosure Statement.

Leadership

Jacob Maddux, *Manager*

A craft beer professional with nearly 10 years of experience, Jake began his post-Marine Corps career working in Napa Valley for Nickel & Nickel Winery as a wine educator and cellarman. He next held positions at the world famous Anchor Brewing Company and New Belgium Brewing.

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Jake moved to Austin in 2010 to help open and run Thirsty Planet Brewing, where he was the brewer and tap room manager. During his time at Thirsty Planet, Jake was named "Austin Craft Beer Personality of the Year" for 2012. Jake also held the position of Beverage Director for Salt & Time Butcher Shop and Salumeria. Jake has also starred in several beer-related programs including "The Beer Diaries," "What's on Tap," and "Pubs, Pints and Pals." He hosted the annual Austin Beer Guide Awards in 2014 and 2015 and was a panelist for the Austin Chronicle feature "The Official Beer of Austin."



Ali Sabzevari, *Manager*

Ali is the co-founder and managing member of an Austin-based private investment group (Lonestar Syndicate) and a consulting firm (Lonestar Syndicate Consulting), focused on helping scale brick-and-mortar small businesses in the Austin community. He has developed a reputation in Austin as a knowledgeable advisor to the city's creative entrepreneurs.

Ali's recent operational track record includes Craftsman Bar (Managing Member, COO, investor), Helm Boots USA (Director of Operations), and Revival Cycles (Director of Operations).

His investments through Lonestar Syndicate also include Yard Bar Austin, Globe Hall Denver, Bungalow Bar Austin, Raven + Lily PBC, and Progress Coffee Roasting.

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History

September 2015

Secured lease for The Brewer’s Table location

February 2016

Brewers Table - East Austin, LLC officially formed

May 2016

Building permits filed with the City of Austin

Accepted building contractor bid and finalized budget

November 2016

Expected soft opening of The Brewer’s Table

Connect

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Contact

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Phone: 800-705-4220 (tel:8007054220)
Fax: 866-288-0805

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